NEWS RELEASE 11-07	MARCH 28, 2011

FRONTEER GOLD REPORTS YEAR-END RESULTS

Fronteer Gold (FRG – TSX/NYSE Amex) announces financial results, company milestones and project highlights for the year ended, and months subsequent to, December 31, 2010.

MILESTONES

On February 3, 2011, we announced that Fronteer Gold and its wholly owned subsidiary Pilot Gold Inc., entered into an agreement with Newmont Mining Corporation, pursuant to which Newmont will indirectly acquire, by way of a court approved plan of arrangement (the “Arrangement”), all of the issued and outstanding shares of Fronteer. Under the Arrangement, each Fronteer Gold shareholder will receive $14.00 in cash and 0.25 of a common share of Pilot Gold (after a one-for-four share consolidation of Pilot Gold) for each common share of Fronteer Gold. Following completion of the Arrangement, former Fronteer Gold shareholders will own approximately 80.1% of Pilot Gold. The remaining 19.9% will be owned by Newmont.

Pursuant to the Arrangement, Newmont will acquire all of Fronteer Gold’s mineral property interests in Nevada with the exception of eleven exploration properties which will be owned by Pilot Gold. In addition, Pilot Gold will own Fronteer Gold's assets and operations in Turkey and Fronteer Gold's investment in common shares and share purchase warrants of Rae Wallace Mining Company and an option to acquire an interest in two Peruvian properties owned by Rae Wallace. In addition Pilot Gold will be capitalized with approximately $9,640,000 in funding (representing $10,000,000 less any cash payments anticipated to be made by Fronteer Gold for the Turkish joint venture operations from the date the Arrangement was announced to the effective date of the Arrangement).

The Arrangement has been approved by the Board of Directors of Fronteer Gold and is subject to approval by two-thirds of the votes cast by holders of Fronteer Gold common shares and Fronteer Gold options, voting as a single class, at a special meeting of Fronteer Gold Securityholders scheduled for March 30, 2011.

In 2010, Fronteer Gold solidified its gold focus through three milestone transactions:

Completed the sale of our 40% interest in the Aği Daği and Kirazli projects in Turkey to Alamos Gold Inc. in January 2010.

Completed the acquisition of AuEx Ventures Inc., consolidating 100% ownership of our flagship Long Canyon project, a high-quality gold asset, and creating a dominant position in the Pequop Gold District.

Entered into an Asset Sale Agreement under which Paladin Energy Ltd. agreed to acquire 100% of the uranium assets of Aurora Energy Resources Inc., crystallizing significant value and establishing a well-funded pathway to gold production. This transaction closed February 1, 2011.

PROJECT HIGHLIGHTS

Throughout 2010, we continued to advance ourthree key gold projects in Nevada toward production, with the following highlights:

At Long Canyon, completed a 70,000-metre drill program and, subsequent to year-end, announced an interim resource that increased the Measured and Indicated (M&I) resource by 700,000 ounces at 38% higher grade, and increased the Inferred resource by 250,000 ounces at 36% higher grade. We also completed the purchase of the Big Springs Ranch ("BSR") which secured additional surface and water rights and should help speed up the completion of development activities.

At Northumberland, metallurgical work demonstrated mineralization can be processed with good recoveries using proven treatment methods, while drilling further defined and extended near- surface high-grade gold mineralization. We also commenced construction of a 280-metre long decline to access high-grade mineralization within the deposit.

At Sandman, activities were extended well beyond Southeast Pediment and Silica Ridge deposits to the North Hill deposit and a property-wide exploration program. Newmont continued to meet all earn-in obligations in advance of a potential production decision by June 2011.

Demonstrated significant potential at our Halilağa porphyry project in Turkey, including one hole returning 646.5-metres of continuous copper-gold mineralization, the longest interval to date.

Refined our early-stage portfolio, creating value through several joint-venture agreements and property sales.

SELECTED FINANCIAL DATA

The following selected financial data are derived from our financial statements for the fiscal years ended December 31, 2010 and 2009.

(Expressed in thousands of Canadian dollars,
except per share amounts)	Year Ended December 31
	2010	2009
Earnings (loss) for year	(19,894)	$15,361
Basic and diluted earnings (loss) per share	($0.16);($0.16)	$0.14; $0.13
Cash invested in mineral properties	$33,597	$23,925
Cash generated by financing activities	$4,808	$1,549
Cash, cash equivalents and short-term
deposits	$105,084	$147,312
Working capital	$97,878	$144,493
Equity investment in Turkish Properties	$3,087	$13,530
Total assets	$886,283	$521,184
Shareholders’ equity	$704,367	$464,927

For the year ended December 31, 2010, we incurred a net loss of $19.9 million, or $0.16 per share, while for the year ended December 31, 2009, we had net income of $15.4 million, or $0.14 per share. Contributing to the change year over year was a large increase in operating expenses due to a write-down on the Corporation's Zaca property of $33.6 million, offset by a gain recognized on the sale of the Company’s Aği Daği and Kirazli properties in Turkey of $18.7 million.

Operating expenses totaled $59.3 million for 2010, up 116.28%, as compared to $27.4 million for 2009. Increases in property write-downs, wages and benefits, stock-based compensation and investor relations, promotion and advertising expenses as compared to 2009, offset by decreases in professional fees and property investigation costs accounted for the difference.

At December 31, 2010, we had cash and short-term deposits on our balance sheet of $105.1 million and working capital of $97.9 million as compared to cash and short-term deposits of $147.3 million and working capital of $144.5 million at December 31, 2009. The decrease in cash and short-term deposits and working capital of $42.2 million and $46.6 million, respectively, is primarily due to cash outflows for our acquisitions of AuEx and Nevada Eagle Resources Ltd. totaling $35.2 million, cash outflows for the purchase of common share and warrant investments of $36.8 million, cash outflows for the purchase of land, property and equipment of $7.6 million, cash outflows for exploration expenditures (net of recoveries) of $25.8 million and cash used in operations of $14.8 million. These outflows were offset by cash received on the exercise of employee stock options of $4.8 million and on the sale of Turkish properties and other investments of $37.0 million and $37.4 million respectively.

On February 1, 2011, we closed a transaction under which Paladin acquired 100% of the uranium assets of Aurora. Under the terms of the Agreement, Fronteer Gold received 52.1 million common shares of Paladin, valued at approximately $261 million.

This press release should be read in conjunction with Fronteer’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2010. These documents can be found on the Company’s website (http://www.fronteergold.com) and on SEDAR and EDGAR. Further information on the Company can be obtained from our Annual Information Form ("AIF") for the year ended December 31, 2010, available on SEDAR at www.sedar.com. Shareholders may receive a hard copy of the complete audited financial statements free of charge upon request. All amounts are presented in Canadian dollars unless otherwise stated.

For further information on Fronteer Gold, visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Sean Tetzlaff, CFO, VP Finance & Corporate Secretary
Patrick Reid, Senior Director, Institutional Marketing
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, potential type of mining operation and timing and size of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.